Yiren Digital Ltd.
28/F China Merchants Bureau Building
118 Jianguo Road
Chaoyang District, Beijing 100080
People’s Republic of China

February 29, 2024

VIA EDGAR

William Schroeder

Ben Phippen

Madeleine Joy Mateo

Susan Block

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Yiren Digital Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-37657

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 30, 2024 (the “Comment Letter”) on the Form 20-F for the Company for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) and the Company’s previous responses submitted on November 17, 2023 (the “First Response Letter”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F and the First Response Letter.

For the Staff’s convenience, the Staff’s comments are repeated below in bold followed by the Company’s responses set forth in regular font. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof. All the page references in this letter are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

U.S. Securities and Exchange Commission Page 2

Form 20-F for the Fiscal Year Ended December 31, 2022

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities, page 3

1.	We note your response to our prior comment 1 and reissue the comment in part. We note your proposed disclosure that “we,” “us,” “our company” and “our” will refer to Yiren Digital Ltd., its subsidiaries, and, only in the context of describing your operations and consolidated financial information, the consolidated variable interest entities in China. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. As such, please confirm that in future filings you will clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please include your revised proposed disclosure in your response letter.

RESPONSE:

The Company undertakes to clearly disclose how it will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. To this end, in addition to the proposed revisions set forth in responses to Staff’s comment 1 in the First Response Letter, the Company proposes to revise the disclosures on page 1 in its future Form 20-F filings as follows (with changes marked in italics, deletions as strike-through and additions underlined):

•	“Yiren Digital,” “we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., a Cayman Islands holding company, its subsidiaries, and, only in the context of describing our ~~operations and~~ consolidated financial information, the consolidated variable interest entities in China~~,~~. The consolidated variable interest entities include~~including~~, but not limited to, CreditEase Puhui Information Consultant (Beijing) Co., Ltd., Hexiang Insurance Broker Co., Ltd., Haijin Yichuang Financial Leasing Co., Ltd., Yiren Financial Information Service (Beijing) Co., Ltd., Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., Hainan Haijin Yichuang Data Information Service Co., Ltd., and Beijing Yiyouxuan Technology Information Service Co., Ltd., which are domestic PRC companies that conduct business operations in China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE in future Form 20-F filings. Depending on the context, the Company will use “our company,” “we,” “us,” and “our” to refer to Yiren Digital Ltd. and its subsidiaries, and, only in the context of describing the Company’s consolidated financial information, the consolidated variable interest entities.

Supplementary Note

In addition, the Company respectfully advises the Staff that it proposes to adjust the categorization of its business segments in its annual report of the fiscal year ended December 31, 2023 on Form 20-F (the “2023 Form 20-F”) to provide investors with a clearer picture of its businesses reflecting the business growth. After the adjustment, the Company will have three business segments, namely the financial services business (the “Financial Services Business”), the insurance brokerage business (the “Insurance Brokerage Business”), and the consumption and lifestyle business and others (the “Consumption and Lifestyle Business and Others”), as illustrated below. The Company will update the disclosures in its future Form 20-F filings to provide a clear description of its business and the differences among different business segments.

U.S. Securities and Exchange Commission Page 3

Business Segment #	Categorization of business segments in the 2022 Form 20-F	Proposed categorization of business segments in the 2023 Form 20-F
1

Credit-tech Business

-      loan facilitation services with funding from third parties, which is provided through Yiren Credit (the “Loan Facilitation Services”); and

-       financing services with funding from subsidiaries of the consolidated variable interest entities, which is provided through Yiren Credit (the “Self-funded Financing Services”)

Financial Services Business

The Credit-tech Business will be renamed as the “Financial Services Business.” The service offerings under this business segment will remain substantially unchanged and will continue to mainly include the Loan Facilitation Services and the Self-funded Financing Services.

2

Holistic Wealth Business

-       Insurance brokerage services provided to retail and institutional clients through Hexiang Insurance Brokers (the “Hexiang Insurance Brokerage Services”), and

-       Wealth products and services provided to the mass affluent population through Yiren Select (the “Yiren Select Wealth Services”).

Insurance Brokerage Business

The Hexiang Insurance Brokerage Services under the previous Holistic Wealth Business will become a standalone business segment, i.e., Insurance Brokerage Business given its increased business volume.

3

Others

Others mainly include (i) products and services provided through the e-commerce channel within the Yiren Credit app, and (ii) selected and customized non-financial products and services offering under Yiren Select (collectively, the “E-commerce Business”).

Consumption and Lifestyle Business and Others

The E-commerce Business, along with Yiren Select Wealth Services under the previous Holistic Wealth Business, will be categorized under a new business segment, i.e., Consumption and Lifestyle Business and Others. The adjustment of this business segment was mainly driven by the Company’s strategy to focus on offering consumption and lifestyle products and services to the clients, which resulted in increased revenue contribution from the E-commerce Business and decreased revenue contribution from the Yiren Select Wealth Business since the second half of 2023.

* * * *

U.S. Securities and Exchange Commission Page 4

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Yiren Digital Ltd.

/s/ Na Mei
Na Mei
Chief Financial Officer

cc:	Will H. Cai, Esq., Partner, Cooley LLP

Jie Zhang, Esq., Partner, Cooley LLP
Edward Chen, Partner, Wei, Wei & Co., LLP